Execution Copy

TASEKO MINES LIMITED

Common Shares

May 3, 2023

National Bank Financial Inc.

475 Howe Street, Suite 3000

Vancouver, British Columbia V6C 2B3

National Bank of Canada Financial Inc.

65 East 55th Street, 8th Floor

New York, NY 10022

Canaccord Genuity Corp.

40 Temperance St, Suite 2100

Toronto, ON M5H 0B4

Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, MA 02110

Stifel Nicolaus Canada Inc.

161 Bay Street, Suite 3800

Toronto, ON M5J 2S1

Stifel, Nicolaus & Company, Incorporated

One South Street

15th Floor

Baltimore, Maryland 21202

Ladies and Gentlemen:

Taseko Mines Limited, a British Columbia company (the "Company"), confirms its agreement (this "Agreement") with National Bank Financial Inc. ("NBF"), National Bank of Canada Financial Inc. ("NBF U.S."), Canaccord Genuity Corp. ("Canaccord"), Canaccord Genuity LLC ("Canaccord U.S."), Stifel Nicolaus Canada Inc. ("Stifel") and Stifel, Nicolaus & Company, Incorporated ("Stifel U.S." and collectively with NBF, NBF U.S., Canaccord, Canaccord U.S. and Stifel, the "Agents") with respect to the issuance and sale from time to time by the Company of common shares in the authorized share structure of the Company ("Common Shares", and any Common Shares sold pursuant to the terms of this Agreement are referred to herein as "Shares"), having an aggregate offering price of up to US$50,000,000 (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the Shares are sold) (the "Maximum Amount") through or to the Agents, as sales agents, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the "Canadian Qualifying Authorities") in each of the provinces and territories of Canada (the "Canadian Qualifying Jurisdictions"), a preliminary short form base shelf prospectus dated April 4, 2023 (the "Canadian Preliminary Base Prospectus") and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined herein) in respect of an aggregate of up to US$600,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) of common shares, warrants, subscription receipts, debt securities or units comprised of a combination thereof (collectively, the "Shelf Securities") in each case in accordance with Canadian Securities Laws (as defined herein). The British Columbia Securities Commission (the "Reviewing Authority") is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Preliminary Base Prospectus and the Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the "Receipt"). The term "Canadian Base Prospectus" means the final short form base shelf prospectus dated April 25, 2023 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions as modified by the Translation Decision (as defined herein) (the "Canadian Securities Laws"), including National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102 - Shelf Distributions ("NI 44-102"), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases (as defined herein). As used herein, a "Designated News Release" means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company's determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a "designated news release" in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval ("SEDAR") in Canada. As used herein, "Canadian Prospectus Supplement" means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. As used herein, "Canadian Prospectus" means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Prospectus. All Designated News Releases shall also be filed with the Securities and Exchange Commission (the "Commission") on Form 6-K and the Canadian Prospectus Supplement shall provide that such Form 6-K shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined herein). The "Translation Decision" means the decision of the Autorité des marchés financiers dated March 30, 2023, obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus and the documents incorporated by reference in the Canadian Prospectus be publicly filed in both the French and English languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-271142) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations of the Commission thereunder (the "Rules and Regulations"), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the "Registration Statement". The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the "U.S. Base Prospectus". "U.S. Prospectus Supplement" means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; "U.S. Prospectus" means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; "Base Prospectuses" means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; "Prospectuses" means, collectively, the Canadian Prospectus and the U.S. Prospectus; "Prospectus Supplements" means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the its Electronic Data Gathering Analysis and Retrieval System ("EDGAR").

The Company has also previously prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is "contained," "included" or "stated" in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, and/or the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is "described," "contained," "included" or "stated" in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

The Company confirms its agreement with the Agents as follows:

1. Sale and Delivery of the Shares.

(a) Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through the Agents, as sales agents for the Company, the Shares (an "Agency Transaction") as follows:

(i) The Company may, from time to time, propose to the applicable Agent the terms of an Agency Transaction by means of a telephone call or form of written electronic communication (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an "Agency Transaction Notice")) from at least one of the individuals listed as an authorized representative of the Company on Schedule 1 hereto (each, an "Authorized Company Representative"), such proposal to include, among other parameters permitted in accordance with this Agreement: the trading day(s) for the NYSE American LLC (the "NYSE American") or the Toronto Stock Exchange (the "TSX") (which may not be a day on which the NYSE American or the TSX, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a "Trading Day"); the maximum number or value of Shares that the Company wishes to sell in the aggregate and on each Trading Day; the minimum price at which the Company is willing to sell the Shares (the "Floor Price"); and the Placement Fee (as defined herein). The Agency Transaction Notice shall be effective upon delivery to the applicable Agent unless and until (A) the applicable Agent declines to accept the terms contained therein and does not confirm promptly in accordance with Section 1(a)(ii), (B) the entire amount of the Shares under the Agency Transaction Notice have been sold, (C) the Company suspends or terminates the Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(iv) or Section 7, as applicable, (D) the Company issues a subsequent Agency Transaction Notice with parameters superseding those on the earlier Agency Transaction Notice, or (E) this Agreement has been terminated under the provisions of this Agreement. Notwithstanding the foregoing, the Company may not deliver an Agency Transaction Notice to an Agent if the Company has delivered an Agency Transaction Notice which remains in effect to another Agent, unless the Company has terminated the prior Agency Transaction Notice in accordance with the notice requirements set forth in Section 1(a)(iv). The terms of an Agency Transaction shall be proposed to, and each Agency Transaction Notice shall be addressed to, the respective individuals from the applicable Agent set forth on Schedule 1 hereto (the "Authorized Agent Representatives").

(ii) If such proposed terms for an Agency Transaction are acceptable to the applicable Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to the Authorized Company Representatives which delivered such Agency Transaction Notice.

(iii) Subject to the terms and conditions hereof, the applicable Agent shall, severally and not jointly, use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The applicable Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (x) there can be no assurance that an Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) no Agent shall incur any liability or obligation to the Company or any other person or entity if they do not sell any Shares for any reason and (z) no Agent shall be under any obligation to purchase any Shares on a principal basis pursuant to this Agreement.

(iv) The Company may, acting through at least one Authorized Company Representative, or the applicable Agent may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares or terminate an Agency Transaction Notice; provided, however, that such suspension or termination shall not affect or impair the parties' respective obligations with respect to the Shares sold hereunder prior to the giving of such notice, including the parties' obligations set forth under Section 1(a)(viii). Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information with respect to the Company or the Shares, the Company agrees that (i) it will not deliver an Agency Transaction Notice to any Agent and (ii) it will terminate any Agency Transaction Notice that was previously delivered to any Agent.

(v) If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the applicable Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(vi) The applicable Agent, as sales agent in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than (x) by means of ordinary brokers' transactions that qualify for delivery of the Prospectuses in accordance with Rule 153 of the Rules and Regulations and meet the definition of an "at-the-market-distribution" under Rule 415(a)(4) of the Rules and Regulations and NI 44-102 and are made in compliance with NI 44-102, including, without limitation, sales made directly on the NYSE American and the TSX, or any Canadian marketplace or United States marketplace or (y) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the applicable Agent in writing. Each of the Agents shall not engage in any transactions that are intended to stabilize or maintain the market price of the Shares.

(vii) The compensation to each Agent for sales of the Shares in an Agency Transaction with respect to which such Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction but shall not exceed three percent (3%) of the gross offering proceeds of the Shares sold in such Agency Transaction (the "Placement Fee"). The applicable Agent shall provide written confirmation to the Company (which may be provided by email to at least one of the Authorized Company Representatives) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (i) the number of Shares and the average price of Shares sold on such Trading Day (showing the number and the average price of Shares sold on the TSX, on the NYSE American or on any other "marketplace"), (ii) the gross offering proceeds received from such sales, (iii) the Placement Fee payable by the Company to such Agent with respect to such sales (which Placement Fee shall be paid in the same currency as the sale of the Shares to which such Placement Fee pertains) and (iv) the net offering proceeds (being the gross offering proceeds for such sales less the Placement Fee payable for such sales) (the "Net Offering Proceeds").

(viii) Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, a "Settlement Date"). On each Settlement Date, the Shares sold through the applicable Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the applicable Agent against payment by the applicable Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the applicable Agent's or its designee's account (provided that the applicable Agent shall have given the Company written notice of such designee prior to the relevant Settlement Date) at The Canadian Depository for Securities, The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold the applicable Agent harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay the applicable Agent any commission, discount or other compensation to which it would otherwise be entitled absent such default, including the Placement Fee.

(b) Maximum Number of Shares. Under no circumstances shall the Company propose to any one of the Agents, or any one of the Agents effect, a sale of Shares in an Agency Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of Common Shares available for offer and sale under the then effective Canadian Prospectus or Registration Statement, or (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized to be issued and sold from time to time pursuant to this Agreement by the Company's board of directors, or a duly authorized committee thereof, and notified to the applicable Agent in writing.

(c) Regulation M. If any party hereto has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Shares, it shall promptly notify the other parties and sales of Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto.

(d) Continuing Accuracy of Representations and Warranties. Any obligation of the Agents to use their commercially reasonable efforts to sell the Shares on behalf of the Company as sales agents shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3 of this Agreement.

2. Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agents as follows:

(a) Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by any Canadian Qualifying Authority or similar regulatory authority or the TSX, the NYSE American, the London Stock Exchange ("LSE") or the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale (as defined herein) and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agents one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. "Time of Sale" means the time of the applicable Agent's initial entry into contracts with investors for the sale of such Shares.

(b) Ineligible Issuer Status. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Securities Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Securities Act) in connection with the offering of the Shares pursuant to Rules 164, 405 and 433 under the Securities Act, without taking account of any determination by the Commission pursuant to Rule 405 under the Securities Act that it is not necessary that the Company be considered an Ineligible Issuer. Any Permitted Free Writing Prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act. Each Permitted Free Writing Prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of Rule 433 under the Securities Act including timely filing with the Commission or retention where required and legending, and each such Permitted Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the issuance and sale of the Shares did not, does not and will not include any information that conflicted, conflicts with or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein. Except for the Permitted Free Writing Prospectus(es), if any, and electronic road shows, if any, furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.

(c) Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the "Disclosure Package") and at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Agents furnished in writing to the Company by the Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Agents consists of the information described as such in Section 5(b).

(d) Reporting Compliance. The Company is subject to, and is in compliance in all material respects with, the reporting requirements of (i) Section 13 and Section 15(d), as applicable, of the Exchange Act and (ii) Canadian Securities Laws, including, without limitation, National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

(e) Preparation of the Financial Statements. The audited consolidated financial statements and related notes and supporting schedules of the Company and its consolidated Subsidiaries (as defined herein) contained in the Registration Statement, the Prospectuses and the Disclosure Package (the "Financial Statements") present fairly in all material respects the financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries, as of the respective dates and for the respective periods to which they apply, and have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applied on a consistent basis, other than where a change in accounting principle has been applied prospectively, throughout the periods involved and the requirements, to the extent applicable, of Regulation S-X and Canadian Securities Laws. All other financial, statistical and market and industry data and forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Prospectuses and the Disclosure Package are fairly and accurately presented in all material respects, are based on or derived from sources that the Company believes to be reliable and accurate and are presented on a reasonable basis.

(f) Disclosure Controls and Procedures. The Company maintains an effective system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act or under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in rules and forms of the SEC or any Canadian Qualifying Authorities, as applicable, including controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act and National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings of the CSA ("NI 52- 109"). The statements relating to disclosure controls and procedures made by the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company in the certifications required by the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith are complete and correct.

(g) Independent Accountants. KPMG LLP, who have certified and expressed their opinion with respect to the Financial Statements, are an independent registered public accounting firm with respect to the Company and the Subsidiaries within the applicable rules and regulations adopted by the SEC and the Canadian Qualifying Authorities and as required by the Securities Act, Canadian Securities Laws and Canadian accountant professional standards, as applicable. To the Company's knowledge, KPMG LLP's registration with the Public Company Accounting Oversight Board (United States) or the Canadian Public Accounting Board has not been suspended or revoked and KPMG LLP has not requested such registration to be withdrawn.

(h) No Material Adverse Change. Subsequent to the respective dates as of which information is contained in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) none of the Company or its Subsidiaries has incurred any liabilities, direct or contingent, including without limitation any losses or interference with its business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Company and the Subsidiaries, taken as a whole, (ii) there has not been any material decrease in the capital stock or any material increase in any short-term or long-term indebtedness of the Company or the Subsidiaries, or any payment of or declaration to pay any dividends or any other distribution with respect to the Company, and (iii) there has not been any material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole (each of clauses (i), (ii) and (iii), a "Material Adverse Change").

(i) Subsidiaries. Each corporation, partnership or other entity in which the Company, directly or indirectly through any of its subsidiaries, owns more than fifty percent (50%) of any class of equity securities or interests is listed on Schedule 2 attached hereto (the “Subsidiaries”). The Company, directly or indirectly through Subsidiaries, beneficially owns the percentage indicated in Schedule 2 of the issued and outstanding shares in the capital of the Subsidiaries, free and clear of all liens, security interests, mortgages, pledges, charges, equities, claims or restrictions on transferability or encumbrances of any kind (collectively, “Liens”) other than Liens on the shares of Gibraltar Mines Ltd. (“Gibraltar Mines”), Curis Holdings (Canada) Ltd. (“Curis”) and Florence Holdings Inc. granted pursuant to the Credit Facilities and to Osisko Gold Royalties Ltd. pursuant to Osisko’s silver stream (the “Osisko Silver Stream”) on the Gibraltar Mine (as defined below) (collectively, the “Permitted Encumbrances”). All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding securities of the Subsidiaries was issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. Except in respect of the right of Mitsui & Co. (U.S.A.) Inc. to acquire up to a 10% interest in Florence Copper LLC (which is disclosed in the Registration Statement, the Prospectuses and the Disclosure Package), there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of any Subsidiary.

(j) Incorporation and Good Standing of the Company and its Subsidiaries. The Company and each of the Subsidiaries (i) has been duly organized or formed, as the case may be, and is validly existing and is in good standing under the laws of its jurisdiction of organization, (ii) has all requisite power, authority and capacity to carry on its business and to own, lease and operate its properties and assets as described in the Registration Statement, the Prospectuses and the Disclosure Package and (iii) is duly qualified or licensed to do business and is in good standing as a foreign corporation, partnership or other entity as the case may be, authorized to do business in each jurisdiction in which the nature of such businesses or the ownership or leasing of such properties requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on (A) the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, (B) the ability of the Company or any Subsidiary to perform its obligations in all material respects under this Agreement, or (C) the validity or enforceability of this Agreement (each, a "Material Adverse Effect"). No acts or proceedings have been taken, instituted or, are pending for the dissolution or liquidation of the Company or any Subsidiary.

(k) Capitalization. As of the date of this Agreement, the Company has an authorized and outstanding share capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Disclosure Package entitled "Consolidated Capitalization", and, as of the time of purchase and any additional time of purchase, as the case may be, the Company shall have an authorized and outstanding share capitalization as set forth in the Registration Statement, the Prospectuses and the Disclosure Package (subject, in each case, to (i) the issuance of Common Shares upon exercise of stock options, or other equity incentive awards, warrants or convertible debentures disclosed as outstanding in the Registration Statement, the Prospectuses and the Disclosure Package, (ii) the grant of options or other equity incentive awards under existing equity incentive plans described in the Registration Statement, the Prospectuses and the Disclosure Package; (iii) the issuance of Common Shares on the exercise or deemed exercise of such options or other incentive awards; and (iv) the issuance of the Shares pursuant to this Agreement); all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly allotted and issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE American, the TSX and the LSE.

(l) Material Investments. The Company has no direct or indirect material investment or proposed material investment in any person other than the Subsidiaries and Cariboo Copper Corp. (“Cariboo”). The Company owns, through its wholly-owned Subsidiary, Gibraltar Mines, a 75% undivided beneficial interest in the joint venture formed on March 18, 2010, among the Company, Gibraltar Mines and Cariboo (the “Gibraltar JV”). The Credit Facilities and the Osisko Silver Stream impose Liens over Gibraltar Mines’ rights under the Gibraltar JV.  Since March 15, 2023, the Company owns an additional 12.5% beneficial interest in the Gibraltar JV through its ownership of 50% of the outstanding share capital of Cariboo, free and clear of any Liens. Certain shareholder loans in the principal amount of $71.5 million owing from Cariboo were acquired by the Company and pledged to secure purchase consideration amounts owing to Sojitz Corporation (the “Sojitz Liens”).

(m) Agreement Duly Authorized and No Breach of Obligations or Charter. The Company has full corporate power and capacity to enter into this Agreement and perform its obligations thereunder and consummate the Agency Transactions. This Agreement has been duly authorized, executed and delivered by the Company and this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and the performance of this Agreement, the consummation of the transactions contemplated hereby, and the application of the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under "Use of Proceeds" do not and will not (i) violate the organizational documents of the Company or any Subsidiaries or (ii) result in the creation or imposition of any Lien upon any of the assets of the Company or any Subsidiaries pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Company or any Subsidiaries is a party or by which the Company or any Subsidiaries or any of their properties is bound or affected, or (iii) violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any Subsidiaries, except in the case of clauses (i) and (ii) above, as could not (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(n) Due Authorization. The Company has the necessary corporate power and capacity to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power and capacity to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(o) Compliance with Existing Instruments. None of the Company or the Subsidiaries is (i) in violation of its notice of articles, articles, certificate of incorporation, by-laws or other organizational documents (the "Charter Documents"); (ii) in violation of any U.S. or non-U.S. federal, state, provincial or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction (collectively, "Applicable Law") of any U.S. or non-U.S. federal, state, provincial, local or other governmental or regulatory authority, governmental or regulatory agency or body,  court, arbitrator or self-regulatory organization (each, a "Governmental Authority"), applicable to any of them or any of their respective properties; or (iii) in breach of or default under any bond, debenture, note, loan or other evidence of indebtedness, indenture, mortgage, deed of trust, lease or any other agreement or instrument to which any of them is a party or by which any of them or their respective property is bound (collectively, the "Applicable Agreements"), except, in the case of clauses (ii) and (iii) for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Applicable Agreements are in full force and effect and are legal, valid and binding obligations, other than as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package. There exists no condition that, with the passage of time or otherwise, would constitute (a) a violation of such Charter Documents, (b) a violation of any Applicable Law, (c) a breach of or default or a "Debt Repayment Triggering Event" (as defined below) under any Applicable Agreement or (d) result in the imposition of any penalty or the acceleration of any indebtedness, except in the case of clauses (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a "Debt Repayment  Triggering Event" means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or the Subsidiaries or any of their respective properties.

(p) No Conflicts. Neither the execution, delivery or performance of this Agreement nor the consummation of any of transactions contemplated hereby (including the use of proceeds from the sale of the Shares as described in the Registration Statement, the Prospectuses and the Disclosure Package under the caption "Use of Proceeds") will conflict with, violate, constitute a breach of or a default (with the passage of time or otherwise) under or pursuant to (i) the Charter Documents, (ii) any Applicable Law, or (iii) any order, writ, judgment, injunction, decree, determination or award binding upon or affecting the Company and the Subsidiaries, except, in the case of clauses (ii), (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q) No Consents Required. Except for any consents and approvals (i) described in the Registration Statement, the Prospectuses and the Disclosure Package, (ii) as have been obtained and are in full force and effect, (iii) as may be required under the rules of the NYSE American, the TSX and the LSE on or before each Time of Sale and associated Settlement Date, or (iv) as may be required under state securities or blue sky laws of the various jurisdiction in which the Shares are being offered, the distribution of the Shares and the consummation of the transactions as contemplated by this Agreement do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority including stock exchange or securities commission or other third party to be obtained by the Company.

(r) No Material Applicable Laws or Proceedings. (i) No Applicable Law has been enacted, adopted, passed or issued, (ii) no stop order suspending the qualification or exemption from qualification of any of the Shares in any jurisdiction has been issued and no proceeding for that purpose has been commenced or, to the Company's knowledge, is pending or contemplated and (iii) there is no action, claim, suit, demand, hearing, notice of violation or deficiency, or proceeding pending or, to the knowledge of the Company threatened or contemplated by Governmental Authorities or threatened by others (collectively, "Proceedings") that, with respect to clauses (i), (ii) and (iii) of this paragraph (A) would restrain, enjoin, prevent or interfere with the consummation of the transactions contemplated hereby or (B) would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(s) All Necessary Permits. Each of the Company and the Subsidiaries possess all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all applications and submissions, declarations and filings with, all Governmental Authorities, presently required or necessary to own or lease, as the case may be, and to operate its properties and to carry on its businesses as now or proposed to be conducted as described in the Registration Statement, the Prospectuses and the Disclosure Package ("Permits"), except (i) where the failure to possess such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) the failure to possess such Permits is as otherwise described in the Registration Statement, the Prospectuses and the Disclosure Package (including but not limited to any permits required and/or contemplated with respect to the Florence Copper Project (as defined below)); each of the Company and the Subsidiaries has fulfilled and performed all of its obligations with respect to such Permits, except where the failure to fulfill and perform such obligations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or has resulted, or after notice or lapse of time would result, in any other material impairment of the rights of the holder of any such Permit, except for any such event which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and none of the Company and the Subsidiaries has received or has any reason to believe it will receive any notice of any proceeding relating to revocation or modification of any such Permit, except as described in the Registration Statement, the Prospectuses and the Disclosure Package or except where such revocation or modification would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(t) Real Property Leases. All of the leases, subleases and agreements in real property (other than mining claims, mineral or exploration concessions and other mineral property rights) material to the business of the Company or any Subsidiaries, and under which the Company or any Subsidiaries have an interest as described in the Registration Statement, the Prospectuses and the Disclosure Package, are in full force and effect, and neither the Company nor any Subsidiaries have received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or any Subsidiaries to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(u) Material Properties. The Company's (i) Gibraltar mine near Williams Lake, British Columbia (the "Gibraltar Mine"), and (ii) Florence Copper project located in Florence, Arizona (the "Florence Copper Project" and, together, the "Material Properties"), are the only properties that are material to the Company.

(v) Interest in Mineral Rights. All material interests in natural resource properties and surface rights for exploration and exploitation, as applicable, overlying those properties of the Company and the Subsidiaries ("Mining Claims") are fairly and accurately described in all material respects in the Registration Statement, the Prospectuses and the Disclosure Package and, except as set out in the Registration Statement, the Prospectuses and the Disclosure Package, (i) are owned or held by the Company, a Subsidiary, or the Gibraltar JV, as applicable, as owner thereof with good title, (ii) are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and (iii) except as disclosed in the Registration Statement, the Prospectuses and Disclosure Package, no royalty (excluding, for the avoidance of doubt, payments of applicable taxes in connection therewith) is payable in respect of any of them. No other material property rights are necessary for the conduct of the business of the Company or the Subsidiaries as it is currently being conducted, and except as set out in the Registration Statement, the Prospectuses and the Disclosure Package, there are no restrictions on the ability of the Company or the Subsidiaries to use or otherwise exploit any such property rights that could reasonably be expected to have a Material Adverse Effect; and the Company does not know of any claim or basis for a claim that could reasonably be expected to have a Material Adverse Effect on such rights.

(w) Title to Properties. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, each of the Company and the Subsidiaries has good, marketable and valid title to all real property owned by it and good title to all personal property owned by it and good and valid title to all leasehold estates in real and personal property being leased by it and are free and clear of all Liens other than the Permitted Encumbrances, the Sojitz Liens, and Permitted Liens (as defined in the Note Indenture dated as of February 10, 2021 among the Company, Gibraltar Mines, Curis, Florence Copper Inc. and Florence Holdings Inc.). All Applicable Agreements to which the Company or any of the Subsidiaries is a party or by which any of them is bound are valid and enforceable against each of the Company and such Subsidiary, as applicable, and are valid and enforceable against the other party or parties thereto and are in full force and effect with only such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(x) Technical Information. With respect to information set forth in the Registration Statement, the Prospectuses and the Disclosure Package: (i) information relating to the Company's estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Company or independent consultants to the Company (each, a "qualified person") as being consistent with the Company's mineral reserve and mineral resources estimates (the "Technical Reports") as at the date they were prepared and remain accurate as of the date hereof; (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101 by or under the supervision of a qualified person as defined therein; (iii) the methods used in estimating the Company's mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices; and (iv) the Company has duly filed with the Canadian Qualifying Authorities in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 to be filed with the Canadian Qualifying Authorities and all such reports (as amended) comply with the requirements thereof. To the Company's knowledge, information and belief, the Technical Reports contain all scientific and technical information that is required to be disclosed to make the Technical Reports not misleading. Other than mining depletion in the ordinary course, the Company is not aware of any pending material reduction in the mineral resources or mineral reserves from those currently disclosed in the Company's Technical Reports. To the knowledge of the Company, the projected capital and operating costs and projected production and operating results relating to the Material Properties, as summarized in the Technical Reports and disclosed in the Registration Statement, the Prospectuses and the Disclosure Package are reasonable in all material respects, subject  to  the  assumptions, qualifications, limitations, risks  and  uncertainties stated therein.

(y) Royalties. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package and excluding, for the avoidance of doubt, payments of taxes in connection therewith, none of the Company and the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to the Material Properties.

(z) No Expropriation. No part of the Material Properties, Mining Claims or Permits have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Company, been commenced, threatened or is pending, nor does the Company have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(aa) Delays Related to Company Projects.Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Material Properties in a manner that would have a Material Adverse Effect on the Company.

(bb) Tax Law Compliance.(i) All Tax (as hereinafter defined) returns required to be filed on or before the date hereof by the Company and each of the Subsidiaries have been timely filed and all such returns are true, complete and correct in all material respects and (ii) all Taxes that are due from or payable by the Company and the Subsidiaries have been timely paid other than (i) those being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with IFRS or (ii) the non-filing or the non-payment of which, as applicable, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole. To the knowledge of the Company, there are no actual or proposed Tax assessments against the Company or any of the Subsidiaries that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Adequate accruals on the books and records of the Company and the Subsidiaries in respect of any material Tax liability have been made in accordance with IFRS. For purposes of this Agreement, the term “Tax” and “Taxes” shall mean all U.S. and non-U.S. federal, state, provincial, and local taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto.

(cc) Intellectual Property Rights. Each of the Company and the Subsidiaries owns, or is licensed under, and has the right to use, all patents, copyrights, mask works, trademarks, service marks, trade dress, trade names, domain names, trade names, designs, trade secrets, know-how and other unpatented and/or unpatentable proprietary or confidential information, and other intellectual property rights (collectively, "Intellectual Property") necessary for the conduct of its businesses, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and the Intellectual Property owned by the Company and the Subsidiaries is free and clear of all Liens. The Company is not a party to, or bound by, any options, licenses or agreements with respect to the Intellectual Property rights of any other person or entity that are necessary to be described in the Registration Statement, the Prospectuses and the Disclosure Package to avoid a material misstatement or omission and are not described therein. No claims have been asserted or, to the knowledge of the Company, threatened by any person challenging the validity, enforceability, registration ownership or use of any Intellectual Property owned by the Company and the Subsidiaries, other than any claims that, if successful, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Company nor any of the Subsidiaries has infringed, misappropriated, diluted, or otherwise violated any Intellectual Property of a third party, (ii) to the knowledge of the Company, no third party has infringed, misappropriated, diluted, or otherwise violated any Intellectual Property of the Company and the Subsidiaries, and (iii) no claims have been asserted or, to the knowledge of the Company, threatened alleging any of the foregoing.

(dd) Employee Benefit Plan Matters. Each employee benefit plan, program, agreement or arrangement (including, without limitation, pension, retirement, health and welfare benefit and equity compensation plans) sponsored, maintained or contributed to or required to be contributed to by the Company or the Subsidiaries for the benefit of its employees or former employees and their dependents or beneficiaries at any time or for which the Company or the Subsidiaries participates or has any actual or potential liability or obligations (each, a "Plan") is in compliance in all material respects with all Applicable Laws, including, the Income Tax Act (Canada), as amended, and the terms of such Plans, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Plan (a) is a "registered pension plan" or a "profit sharing plan" as those terms are defined in the Income Tax Act (Canada), (b) provides retirement or pension benefits on a defined benefit basis, or (c) applies to or permits participation by employers that are not affiliates of the Company, including a "multi-employer pension plan" as that term is defined in subsection 1(1) of the Pension Benefits Act (Ontario) or an equivalent plan under pension standards legislation of another applicable Canadian jurisdiction and any "multi-employer plan" as that term is defined in subsection 8500(1) of the Income Tax Regulations (Canada).

(ee) Labor and Employment Matters. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) neither the Company nor any of the Subsidiaries is party to or bound by any collective bargaining agreement with any labor organization, other than with respect to Gibraltar Mines Ltd. as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (ii) to the knowledge of the Company, there are no union organizing activities taking place that could, individually or in the aggregate, have a Material Adverse Effect, (iii) no labor strike, work stoppage, slowdown or other material labor dispute is pending against the Company or  its Subsidiaries, or, to the Company's knowledge, threatened against the Company or its Subsidiaries, (iv) there is no worker's compensation liability, experience or matter that could be reasonably expected to have a Material Adverse Effect, (v) there is no employment-related application, charge, complaint, grievance, investigation, unfair labor practice claim or inquiry or other employment-related legal proceeding of any kind, pending or threatened against the Company or its Subsidiaries that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (vi) the Company is not aware of any factual or legal basis on which any matter referred to in clause (v) might be commenced, (vii) to the knowledge of the Company, no employee or agent of the Company or its Subsidiaries has committed any act or omission giving rise to liability for any violation identified in subsection (iv) and (v) above, other than such acts or omissions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (viii) no term or condition of employment exists through arbitration awards, settlement agreements or side agreement that is contrary to the express terms of any applicable collective bargaining agreement; (ix) the Company and its Subsidiaries are in compliance with all Applicable Laws respecting employment, employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, labor relations, pay equity, accessibility and workers' compensation, except as would not reasonably be expected to have a Material Adverse Effect; and (x) to the knowledge of the Company (A) none of the executive officers of the Company or any Subsidiaries has any plans to terminate his or her employment, (B) none of the executive officers of the Company or any Subsidiaries is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such executive officer to carry out fully all activities of such executive officer in furtherance of the Company's or any Subsidiaries' business, and (C) none of the executive officers of the Company or any Subsidiaries or any other employee or former employee of the Company or any Subsidiaries has any claim with respect to any Intellectual Property (as defined herein) rights of the Company.

(ff) Health and Safety Standards. To the knowledge of the Company, all activities on the properties of the Company and any Subsidiaries have been conducted in all material respects in accordance with good engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with in all material respects on the properties of the Company and any Subsidiaries.

(gg) Compliance with Environmental Laws. Each of the Company and the Subsidiaries (i) is, and has been, in compliance with any and all applicable U.S. or non-U.S. federal, state, provincial and local laws, rules, and regulations relating to natural resources, public or occupation health and safety, the pollution, preservation, or the protection of the environment or hazardous or toxic substances or wastes, mining wastes and byproducts, pollutants or contaminants ("Environmental Laws"), (ii) has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its respective businesses, and (iii) has not received notice of, and is not aware of, any actual or potential liability for damages to natural resources, the investigation or remediation of any disposal (including any alleged liability for monitoring costs, personal injury, property damage, and attorney fees), release or existence of hazardous or toxic substances or wastes, mining wastes and byproducts, pollutants or contaminants, in the case of clauses (i) through and including (iii) above, where any such non-compliance with Environmental Laws, failure to receive and comply with required permits, licenses or other approvals, or liability would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company or any of the Subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any similar U.S. or non-U.S. state or local Environmental Laws or regulation requiring the Company or any of the Subsidiaries to investigate or remediate, or fund the investigation or remediation of, any pollutants or contaminants, except where any such requirements would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business. In the ordinary course of its business, the Company annually reviews the effects of Environmental Laws on the business, operations and properties of the Company and the Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs would not reasonably be expected to have a Material Adverse Effect. There are no proceedings pending, or that are known to be contemplated, against the Company or any of the Subsidiaries under Environmental Laws in which a governmental entity is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of $100,000 or more will be imposed.

(hh) Insurance. Each of the Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged. All policies of insurance insuring the Company or any of the Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects, and there are no claims by the Company or any of the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. None of the Company and any such Subsidiary has been refused any insurance coverage sought or applied for, and none of the Company and any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii) Reportable Events. There has not been any reportable event with respect to the Company's auditor, within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

(jj) Indigenous Groups. Except as otherwise described in the Registration Statement, the Prospectuses and the Disclosure Package, no dispute between the Company or the Subsidiaries and any local, native or indigenous group exists or is imminent, or to the knowledge of the Company, threatened, with respect to the Company's mineral projects that could reasonably be expected to have a Material Adverse Effect.

(kk) Accounting System. The Company and each of the Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls and procedures that comply with the requirements of NI 52-109 and Rule 13a-15 of the Exchange Act, and that has been designed by, or under the supervision of their respective principal executive and principal financial officers, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences. The Company's independent auditors and board of directors have been advised of: (i) all "material weaknesses" and "significant deficiencies" (each, as defined in Rule 12b-2 of the Exchange Act), if any, in the design or operation of internal controls which could materially adversely affect the Company's ability to record, process, summarize and report financial data and (ii) all fraud, if any, whether or not material, that involves management or other employees who have a role in the Company's internal controls (whether or not remediated); all such material weaknesses and significant deficiencies, if any, that would be required to be disclosed in a registration statement on Form F-1 have been disclosed in the Registration Statement, the Prospectuses and the Disclosure Package in all material respects; and since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(ll) No Price Stabilization or Manipulation. Neither the Company nor any of its affiliates has and, to the Company's knowledge, no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company, whether to facilitate the sale or resale of any of the Shares or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Shares, or (iii) except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(mm) No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities of the Company or any "Affiliate" registered for sale under a registration statement, except for rights as have been duly waived.

(nn) Investment Company Act. The Company has been advised of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder (collectively, the "Investment Company Act"); as of the date hereof and, after giving effect to the offering and the use of proceeds of the offering, each of the Company and its Subsidiaries is not and will not be, individually or on a consolidated basis, an "investment company" (as defined under the Investment Company Act) that is required to be registered under the Investment Company Act.

(oo) No Brokers. Neither the Company nor any of its affiliates has engaged any broker, finder, commission agent or other person (other than the Agents) in connection with the offering, and neither the Company nor any of its affiliates is under any obligation to pay any broker's fee or commission in connection with such transactions (other than commissions or fees to the Agents).

(pp) No Restrictions on Payments of Dividends. Except as otherwise disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there is no encumbrance or restriction on the ability of any Subsidiary of the Company or the Gibraltar JV (x) to pay dividends or make other distributions on such Subsidiary's capital stock, or in the case of the Gibraltar JV, on its 87.5% beneficial interest, or to pay any indebtedness to the Company or any other Subsidiary of the Company, (y) to make loans or advances or pay any indebtedness to, or investments in, the Company or any other Subsidiary or (z) to transfer any of its property or assets to the Company or any other Subsidiary of the Company.

(qq) Sarbanes-Oxley. There is and has been no failure on the part of the Company and the Subsidiaries or any of the officers and directors of the Company or any of the Subsidiaries, in their capacities as such, to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(rr) Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Disclosure Package are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(ss) Foreign Corrupt Practices Act. None of the Company or any Subsidiary has, and to the knowledge of the Company, no director, officer, employee or any agent or other person acting on behalf of the Company or any Subsidiary has, in the course of its actions for, or on behalf of, the Company or any Subsidiary, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any domestic government official, "foreign official" (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA")) or employee from corporate funds; (iii) violated or is in violation of any provision of the FCPA, the Bribery Act 2010 of the United Kingdom, as amended (the "Bribery Act 2010"), the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"), or any other applicable non-U.S. anti-bribery statute or regulation; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, such foreign official or employee; and the Company and the Subsidiaries, and, to the knowledge of the Company and the Subsidiaries, its and their other affiliates have conducted their businesses in compliance with the FCPA, the Bribery Act 2010 and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

(tt) Money Laundering. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or the Subsidiaries with respect to the Money Laundering Laws is pending or, to the Company's knowledge, threatened.

(uu) OFAC/Sanctions. None of the Company and the Subsidiaries, or, to the Company's knowledge, any director, officer, agent, employee or Affiliate of the Company or any of the Subsidiaries or other person acting on their behalf is (i) currently subject to or target of any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions") or (ii) located, organized or resident in a country that is the subject or target of Sanctions (including, without limitation, Russia, the Crimea, region of Ukraine, Cuba, Sudan, Syria, Iran and, North Korea, the so-called Donetsk People's Republic and the so-called Luhansk People's Republic); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing is the subject or target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of Sanctions. None of the Company and the Subsidiaries, or, to the Company's knowledge, any director, officer, agent, employee or Affiliate of the Company or any of the Subsidiaries or other person acting on their behalf is currently subject to any Canadian Sanctions; and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing is the subject to any Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of any Sanctions. "Canadian Sanctions" shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the Canadian government or any other relevant sanctions authority.

(vv) Related Party Transactions. No relationship, direct or indirect, exists between or among any of the Company or any affiliate of the Company, on the one hand, and any director, officer, member, stockholder, customer or supplier of the Company or any affiliate of the Company, on the other hand, which is required to be disclosed by Canadian Securities Laws, which is not so disclosed in the Registration Statement, the Prospectuses and the Disclosure Package. There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Company or any affiliate of the Company to or for the benefit of any of the officers or directors of the Company or any affiliate of the Company or any of their respective family members.

(ww) Stamp Taxes. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the creation, issuance, sale and delivery of the Shares or the resale of the Shares by the Agents.

(xx) Cybersecurity. The Company and the Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") are reasonably adequate for the operation of the business of the Company and its subsidiaries as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect. The Company and the Subsidiaries have implemented and maintained reasonable controls, policies, procedures, safeguards and other technical and organizational measures to maintain and protect the integrity, continuous operation, redundancy and security of all IT Systems and all data and information (including any personal, personally identifiable, household, sensitive, confidential or regulated data ("Personal Data")) processed or held by or on behalf of the Company and the Subsidiaries or otherwise used in connection with their businesses, except to the extent that a failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There have been no breaches, violations, outages or unauthorized uses of or accesses to the IT Systems or any such Personal Data, except to the extent that such breaches, violations, outages or unauthorized uses of or accesses could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal and external policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation, encryption, modification, deletion, destruction or corruption, except to the extent that any noncompliance could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(yy) Data Privacy. The Company and the Subsidiaries are, and at all prior times were, in compliance with all applicable data privacy and security laws, statutes, judgements, orders, rules and regulations of any court or arbitrator or any other governmental or regulatory authority and all applicable laws regarding the collection, use, transfer, export, storage, protection, disposal or disclosure by the Company and the Subsidiaries of Personal Data collected from or provided by third parties. (collectively, the "Privacy Laws"), except to the extent that a failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to (i) ensure compliance with its privacy policies, all third-party obligations and industry standards regarding Personal Data and (ii) reasonably protect the security and confidentiality of all Personal Data (collectively, the "Policies"), except to the extent that a failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the privacy policies of the Company and the Subsidiaries are or have been inaccurate, misleading, deceptive or in violation of any Privacy Laws or Policies in any material respect. To the knowledge of the Company, the execution, delivery and performance of this Agreement or any other agreement referred to in this Agreement will not result in a breach of violation of any Privacy Laws or Policies, except to the extent that such breach or violation could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of the Subsidiaries has received notice of any actual or potential material liability under or relating to, or any actual or potential violation of, any of the Privacy Laws and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any Privacy Laws or Policies that would reasonably be expected to result in a Material Adverse Effect. To the Company's knowledge, there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending or threatened alleging noncompliance with Privacy Laws or Policies, except where any such action, suit or proceeding would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(zz) Immunity from Jurisdiction. None of the Company and the Subsidiaries or any of their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the federal, provincial, territorial or other laws of Canada.

(aaa) Reporting Issuer/Foreign Private Issuer. The Company is a "reporting issuer" (or equivalent) of each of the provinces of Canada under Canadian Securities Laws, is subject to reporting obligations under Section 13 or Section 15(d) of the Exchange Act and is a "foreign private issuer" as defined in Rule 405 under the Securities Act, and has filed pursuant to such laws all documents required to be filed by it and is not in default of any requirement of such laws.

(bbb) Recording of Material Transactions. All of the material transactions of the Company have been promptly and properly recorded or filed in or with its books or records and its minute books contain, in all material respects all of its material transactions, all records of the meetings and proceedings of its directors, shareholders and other committees, if any, since incorporation.

(ccc) The Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Shares, the Shares will have been duly and validly allotted and issued, fully paid and non-assessable.

(ddd) No Outstanding Debt. Except as disclosed in the Registration Statement, the Prospectuses, the Disclosure Package and in Schedule 3, the Company does not have any outstanding debentures, notes, mortgages or other indebtedness that is material to the Company.  For the purpose of this Agreement, "Credit Facilities" means the Credit Agreement and the Senior Secured Notes (as such terms are defined in Schedule 3). With respect to the Credit Facilities, there is no Default or Event of Default (as such terms are defined under the Credit Facilities) which has occurred and is continuing under the Credit Facilities.

(eee) No Material Liabilities or Obligations. The Company and the Subsidiaries do not have any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding, except: (i) as disclosed or contemplated in the Registration Statement, the Prospectuses, the Disclosure Package and in Schedule 3; or (ii) as incurred in the ordinary course of business and which do not, individually or in the aggregate, have a Material Adverse Effect.

(fff) Off-Balance Sheet Transactions. There are no business relationships, related-party transactions or off-balance sheet transactions involving the Company or any other person required to be described in the Registration Statement, the Prospectuses or the Disclosure Package which have not been described as required under IFRS; and there are no material contracts or other material documents that are required to be described in the Registration Statement, the Prospectuses or the Disclosure Package under applicable securities laws which have not been described therein.

(ggg) Material Contracts. All material Applicable Agreements have been made available to the Agents in the Company's data room or otherwise, and all material Applicable Agreements are valid and binding obligations of the Company or any Subsidiaries, and are in good standing; and (i) no event of default or event which after the giving of notice or the lapse of time or both would constitute an event of default, has occurred and is outstanding under any material Applicable Agreements; (ii) the Company and the Subsidiaries, if any, have no knowledge of any default by the other parties to each material Applicable Agreements; and (iii) the Company and the Subsidiaries, if any, have not waived any material rights under any material Applicable Agreements.

(hhh) Transfer Agent and Registrar. Computershare Investor Services Inc. (or its affiliate) at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares.

(iii) Supplier Matters. No supplier of the Company or any Subsidiaries has notified the Company or any Subsidiaries in writing, and to the knowledge of the Company, there is no reason to believe, that any such supplier will not continue dealing with the Company or any Subsidiaries on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course.

(jjj) Government Relationships. The Company and the Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which the Material Properties are located, or in which such parties otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Company, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Company or the Subsidiaries from conducting its business and all activities in connection with the Material Properties as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Company, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities.

(kkk) No Transactions with Insider Interest. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, none of the directors, officers or employees of the Company, any known holder of more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Company or any Subsidiaries.

(lll) Director and Officer Service Prohibitions. To the knowledge of the Company, none of the Company's directors or officers is now, or has ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange (including the NYSE American, the TSX and the LSE).

(mmm) No Non-Arm's Length Agreements. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, the Company and any Subsidiaries are not a party to or bound by, and none of the business, operations, property or assets of the Company or any Subsidiaries is subject to, any material non-arm's length agreements or arrangements other than on terms and at a price that would have applied if the parties had been dealing at arm's length.

(nnn) Voting Agreements. The Company has not been notified of, nor is it a party to, any shareholders' agreement, voting agreement, investor rights agreement or other agreement which in any manner affects the voting or control of any securities of the Company.

(ooo) Stock Exchange Approval. The Shares are, or will be at the Time of Sale, conditionally approved for listing and trading on the NYSE American and the TSX, subject only to the satisfaction of the customary listing conditions set forth in the conditional approval letters of the NYSE American and the TSX regarding the listing and posting on the NYSE American and the TSX of the Shares, a copy of which has been or will be provided to the Agents. The Shares will also be admitted to trading on the LSE.

(ppp) No Suspension of Trading. No order, ruling or determination having the effect of suspending the sale or ceasing the trading or distribution of the Common Shares or any other securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, threatened, under any applicable Canadian, U.S., United Kingdom or other securities laws.

(qqq) Minute Books and Corporate Records. Copies of the minute books and records of the Company and any Subsidiaries that have been made available to counsel for the Agents in connection with their due diligence investigation in respect of the offering of Shares hereby constitute all of the minute books and records of such entities and contain copies of all proceedings (or certified copies thereof) in respect of matters of the shareholders (or equivalent), the boards of directors (or equivalent) and all committees of the boards of directors (or equivalent) of the Company and any Subsidiaries from January 1, 2020 to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings in respect of matters of the shareholders (or equivalent), board of directors (or equivalent) or any committees of the board of directors (or equivalent) of the Company and any Subsidiaries to the date of review of such corporate records and minute books not reflected in such minutes and other records other than those in respect of which no material corporate matter or business was approved or transacted.

(rrr)  Significant Acquisition. No acquisition has been made by the Company or any Subsidiaries during the three most recently completed fiscal years that would be a "significant acquisition" for the purposes of Canadian Securities Laws, and no proposed acquisition by the Company or any Subsidiaries has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that, if completed by the Company or any Subsidiaries at the date of the Canadian Base Prospectus, would be a "significant acquisition" for the purposes of Canadian Securities Laws, in each case, that would require the prescribed disclosure in the Canadian Base Prospectus pursuant to such laws.

(sss) Change of Law. The Company has no knowledge of any pending or contemplated change to any law, regulation or position of any Governmental Authority that would reasonably be expected to have a Material Adverse Effect.

(ttt) Forward-Looking Statements. The Company has a reasonable basis for disclosing any forward-looking statements (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) and any forward-looking information (within the meaning of Canadian Securities Laws) contained or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package and is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102, and such forward looking information contained in the Registration Statement, the Prospectuses and the Disclosure Package reflects the best currently available estimates and good faith judgments of the management of the Company, as the case may be, as to the matters covered thereby.

(uuu) Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Disclosure Package under the headings "Material United States Federal Income Tax Considerations for U.S. Holders", "Certain Canadian Federal Income Tax Considerations", "Description of Share Capital", "Consolidated Capitalization", "Eligibility for Investment" and "Enforceability of Civil Liabilities", insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings. The rights, privileges, restrictions, conditions and other terms attaching to the Common Shares of the Company conform in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(vvv) Lending Relationship with Agents; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, neither the Company nor any Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Agents or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of any of the Agents.

(www) Withholding Taxes. No withholding tax imposed under the federal laws of Canada or the Canadian Qualifying Jurisdictions will be payable in respect of any commission or fee to be paid by the Company pursuant to this Agreement to the Agents that are "non-residents" within the meaning of the Income Tax Act (Canada), provided any such commission or fee is payable in respect of services rendered by such Agents wholly outside of Canada and are performed in the ordinary course of business carried on by the Agents that includes the performance of such services for a fee and such Agents deal at arm's length with the Company within the meaning of the Income Tax Act (Canada) and any such amount is reasonable in the circumstances.

(xxx) Actively-Traded Security. The Common Shares are an "actively-traded security" exempted from the requirements of Rule 101 of Regulation M by subsection (c)(1) of such rule.

(yyy) Certificates. Each certificate signed by any officer of the Company or any of the Subsidiaries, delivered to the Agents shall be deemed a representation and warranty by the Company or any such Subsidiary (and not individually by such officer) to the Agents with respect to the matters covered thereby.

3. Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a) Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an "Amendment Date") and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents' counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (x) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (y) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the "Canadian Shelf Procedures") or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 1(a)(iv) or Section 7, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice, then, if, in the Company's determination and at the Company's sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto or the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Securities Act) or the Canadian Securities Laws (disregarding, for such purpose, Section 9.2(1) of NI 44-102), the Company will comply in all material respects with all requirements imposed upon it by the Securities Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Shares during such period and, if, in the Company's determination and at the Company's sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or by the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e) Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil their obligations as agents pursuant to this Agreement, the Securities Act and Canadian Securities Laws.

(f) Compliance with Blue Sky Laws. The Company shall cooperate with the Agents and their counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or blue sky laws of such jurisdictions as the Agents may request, including, without limitation, the provinces and territories of Canada and other jurisdictions outside of the United States, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares). The Company will advise the Agents promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Shares for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its reasonable efforts to obtain the withdrawal thereof as soon as reasonably practicable.

(g) Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to the Agents in accordance with Section 1 hereof if the Company is in possession of material nonpublic information regarding the Company and any Subsidiaries, taken as a whole, or the Shares.

(h) Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agents all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents, (v) the listing of the Shares on the NYSE American, the TSX and the LSE, (vi) any filings required to be made by the Agents with the Financial Industry Regulatory Authority, Inc. ("FINRA") and the filing fees incident to FINRA review, if any, the Commission and the Canadian Qualifying Authorities, and the fees, disbursements and other charges of counsel for the Agents in connection therewith, (vii) the registration or qualification of the Shares for offer and sale under the Securities Act and the securities or blue sky laws of such jurisdictions designated pursuant to Section 3(f), including the fees, disbursements and other charges of counsel to the Agents in connection therewith, and, if requested by the Agents, the preparation and printing of preliminary, supplemental and final blue sky or legal investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company and any other depositary, transfer agent or registrar for the Shares, (x) the accountants of the Company, (xi) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xii) the reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred on or prior to the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that (1) such fees, disbursements and other charges of the Agents shall be paid upon receiving an invoice or invoices therefore from the Agents and (2) such fees of counsel shall not exceed US$225,000 (exclusive of taxes and disbursements) in the aggregate, (xiii) the reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred after the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that such fees, disbursements and other charges of the Agents shall be paid upon receiving an invoice or invoices therefore from the Agents and such fees of counsel shall not exceed US$25,000 (exclusive of taxes and disbursements) in the aggregate per Representation Date and (xiv) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(i) Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under "Use of Proceeds" and the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(j) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to the Agents to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k) Due Diligence Cooperation. The Company shall cooperate with any reasonable due diligence review requested by the Agents or their counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants and auditors for the Company and the authors of the Technical Reports for each of the Company's material properties, an update on diligence matters with representatives of the Agents and their counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company, representatives of the accountants and auditors for the Company and the authors of the Technical Reports for each of the Company's material properties for one or more due diligence sessions with representatives of the Agents and their counsel.

(l) Clear Market. The Company shall not offer to sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Securities Act of any Common Shares, in each case without giving the Agents by written notice or by draft news release sent to the Agents at least one business day prior to the issuance date specifying the nature and date of such proposed transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through the Agents pursuant to this Agreement, (ii) issue Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Prospectuses, (iii) issue Common Shares, options or other securities convertible into or exchangeable for Common Shares pursuant to existing equity incentive plans of the Company, or (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan, stock purchase plan or other similar incentive plan of the Company. If notice of a proposed transaction is provided by the Company pursuant to this Section 3(l), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

(m) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under Section 1(a)(iv)), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(n) Required Filings Relating to Sale of Shares. To the extent required by applicable Canadian Securities Laws and the Exchange Act,  in respect of any quarter or year, as applicable, in which sales of Shares were made by the Agents under this Agreement, the Company shall set forth with regard to the most recent applicable quarter or year, as applicable, the number of Shares and the average selling price of the Shares sold through the Agents under this Agreement, the gross and net proceeds received by the Company from such sales of Shares and the compensation paid by the Company to the Agents with respect to sales of Shares pursuant to this Agreement. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX and for so long as the Shares are listed on the NYSE American, the Company will provide the NYSE American with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NYSE American. For so long as the Shares are listed on the LSE, the Company will provide the LSE with all information it requires with respect to the offering of the Shares within the timelines prescribed by the LSE.

(o) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 20-F, Form 40-F or Form 10-K; (iii) files or amends interim financial statements on Form 6-K; (iv) files or amends annual financial statements pursuant to Canadian Securities Laws; or (v) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iv) and any time of request pursuant to (v) above shall be a "Representation Date"), the Company shall furnish the Agents with a certificate, in the form included in Section 4(d), upon execution of this Agreement and within three Trading Days after each Representation Date.

(p) Legal Opinions/Negative Assurance Letters. Upon the filing of the Prospectus Supplements and within three Trading Days after any Representation Date, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, (i) the written opinion of McMillan LLP, Canadian counsel for the Company, as described in Section 4(e), and other local Canadian counsel, as required, such opinion letters to be substantially similar to the form attached hereto as Exhibit B but modified as necessary to relate to the Prospectuses as amended and supplemented to the date of such opinion and (ii) the written opinion and a negative assurance letter of McMillan LLP, U.S. counsel for the Company, as described in Section 4(e), such opinion and negative assurance letter, to be substantially similar to the forms attached hereto as Exhibit C but modified as necessary to relate to the Registration Statement and the Prospectuses as amended and supplemented to the date of such opinion and letter, or, in lieu of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance). The requirement to furnish the documents set out in this Section 3(p) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending or in effect, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice, or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(p).

(q) Comfort Letter. Upon the filing of the Prospectus Supplements and within three Trading Days after each Representation Date, the Company shall cause its auditors to furnish the Agents a letter (the "Comfort Letter") dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and any Subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (i) stating that such auditors are independent public accountants within the meaning of Canadian Securities Laws, the Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of Canadian Securities Laws, the Securities Act and the related rules and regulations thereunder and with the applicable accounting requirements of Canadian Securities Laws, the Securities Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Qualifying Authorities and the Commission (the first such letter, the "Initial Comfort Letter") and (ii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice is pending or effective, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice hereunder (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or the Agents sell any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r) Title Opinions.  (i) Upon the filing of the Prospectus Supplement, (ii) upon any material change to the ownership or title of the Company to the Company's (or its Subsidiary's, as applicable) title and mineral rights for each of the Material Properties, or (iii) upon the determination by the Company that any other property is material to the Company, the Company shall cause to be furnished to the Agents, dated the date the opinions are so furnished and addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, a written opinion of legal counsel to the Company, with respect to the Company's (or its Subsidiary's, as applicable) corporate ownership of Subsidiaries, title and mineral rights for each of the Material Properties, or any property that is material to the Company.

(s) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(t) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an "investment company" under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(u) Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors or a duly authorized committee thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction, and (ii) provided to the Agents a copy of the relevant board or committee resolutions or other authority.

(v) Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by the Agents the right to refuse to purchase and pay for such Shares.

(w) Consent to the Agents' Trading. The Company consents to the extent permitted under the Securities Act, the Exchange Act, Canadian Securities Laws, the rules of the NYSE American, the rules of the TSX, the rules of the LSE and under this Agreement, to the Agents trading in the Common Shares of the Company: (i) for the account of their clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agents' own accounts, provided that in the case of clause (ii), no such purchase or sale shall take place by an Agent while such Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) and (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients resulting from such trading activity.

(x) Actively-Traded Security. The Company shall notify the Agents immediately by an email addressed to each of the respective individuals from each of the Agents set forth on Schedule 1 attached hereto if the Common Shares cease to qualify as an "actively-traded security" exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party.

(y) Permitted Free Writing Prospectuses.

(i) The Company represents and agrees that it has not made and, unless it obtains the prior written consents of the Agents, shall not make, any offer relating to the Shares that would constitute a "free writing prospectus" as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consents of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 4 hereto. Any such free writing prospectus consented to by the Agents is herein referred to as a "Permitted Free Writing Prospectus". The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a "free writing prospectus" as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Securities Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii) The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii) The Company agrees that if at any time following issuance of a Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(z) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any "marketing materials" (as defined in National Instrument 41-101 - General Prospectus Requirements) in connection with the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice, provided that the Agents, severally and not jointly, covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any "marketing materials" that otherwise would not be required to be filed by the Company, but for the action of the Agents.

4. Conditions to the Agents' Obligations. The obligations of the Agents hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a) Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement and all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents' counsel and the Translation Decision shall remain in full force and effect without amendment.

(b) No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other Governmental Authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or any document incorporated or deemed to be incorporated therein by reference so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company's reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d) Officers' Certificates. The Agents shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agents, to the effect set forth in clauses (b) and (c) above and to the effect that:

(i) each signatory of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii) as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii) each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct in all material respects, other than those that are qualified by materiality, which shall be true and correct in all respects; and

(iv) each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e) Legal Opinions/Negative Assurance Letters. The Agents shall have received the opinions of counsel and negative assurance letter to be delivered pursuant to Section 3(p) on or before the date on which such delivery of such opinions or negative assurance letter are required pursuant to Section 3(p). In addition, on such dates that the opinions required by Section 3(p) are delivered, the Agents shall have also received the opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the Agents, with respect to such matters as the Agents may reasonably require, it being understood that counsel for the Agents and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

(f) Comfort Letter. The Agents shall have received the Comfort Letter required to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such letter is required pursuant to Section 3(q).

(g) Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(k).

(h) Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States as the Agents may reasonably request, as well as such jurisdictions outside the United States as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(i) Stock Exchange Listing. The Shares shall have been duly authorized for listing on the NYSE American and the TSX, subject only to notice of issuance at or prior to the applicable Settlement Date. The Company will maintain the listing of the Shares on the NYSE American, the TSX and the LSE and the Company will keep available, at all times, free of preemptive rights, Shares for the purpose of enabling the Company to satisfy its obligations under this Agreement.

(j) Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Securities Act and Canadian Securities Laws.

(k) FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(l) Regulation M. The Common Shares shall qualify as an "actively-traded security" excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(m) Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

(n) Transfer Agent. The Company shall engage and maintain, at its expense, a registrar and transfer agent for the Shares.

(o) Press Release. Concurrently with the execution of this Agreement, the Company shall have issued and disseminated, and filed with the Canadian Qualifying Authorities, a news release (i) announcing that the Company has entered into this Agreement, (ii) indicating that the Prospectus Supplements have been or will be filed, (iii) specifying where and how a purchaser of Shares may obtain a copy of this Agreement and the Prospectus Supplements and (iv) if applicable, that the completion of the distribution of Shares would constitute a material fact or material change. Promptly after the execution of this Agreement, and in any event before any sales of Shares are made hereunder, the Company shall file this Agreement with the Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws.

5. Indemnification.

(a) Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus. This indemnity will be in addition to any liability that the Company might otherwise have.

(b) Indemnification of the Company. Each Agent shall, severally and not jointly, indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to an Agent furnished in writing to the Company by an Agent expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges that the names of the Agents set forth on the front and back covers and on the certificate of the Agents in the Prospectus Supplements constitute the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c) Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (x) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (y) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company to the sum of (i) the total compensation to actually received by the Agents pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions actually received by the Agents as set forth in the table on the cover page of the Prospectuses. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this Section 5(d) shall be deemed to include, for purpose of this Section 5(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5(d), no Agent shall not be required to contribute any amount in excess of the sum of (i) the total compensation actually received by such Agent pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions actually received by such Agent as set forth in the table on the cover page of the Prospectuses, and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 5(d), any person who controls a party to this Agreement within the meaning of the Securities Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 5(d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this Section 5(d) unless, and only to the extent that, such omission results in any increase in the liability to contribute pursuant to this Section 5(d) that the party would not otherwise have had the other contributing party given notice. No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e) Beneficiaries. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of an Agent and each person, if any, who controls an Agent or any such affiliate within the meaning of the Securities Act; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Securities Act.

6. Termination.

(a) The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to the other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(m) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(b) Any Agent may terminate its obligations under this Agreement solely with respect to such Agent in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to another party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(m) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(c) This Agreement shall remain in full force and effect until the earliest to occur of (i) termination of this Agreement pursuant to Section 6(a) or 6(b) above or otherwise by mutual written agreement of the parties, (ii) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement equals the Maximum Amount and (iii) May 26, 2025, in each case except that (x) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (y) the provisions of Sections 2 (Representations and Warranties of the Company), 3 (Agreements of the Company) (except that if no Shares have been previously sold hereunder, only Section 3(h) (Reimbursement of Certain Expenses)), 5 (Indemnification), 7(d) (Survival of Representations and Warranties), 7(f) (Governing Law) and 7(m) (Waiver of Jury Trial) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d) Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1.

7. Miscellaneous.

(a) Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or emailed: (i) if to the Agents, at the offices of:

National Bank Financial Inc.
475 Howe Street, Suite 3000
Vancouver, British Columbia V6C 2B3

Attention : Morten Eisenhardt
Email : [redated]

- and -

National Bank of Canada Financial Inc.
65 East 55th Street, 8th Floor
New York, NY 10022

Attention : Morten Eisenhardt
Email : [redated]

 - and -

Canaccord Genuity Corp.

40 Temperance St, Suite 2100

Toronto, ON M5H 0B4

 Attention: David Sadowski

E-mail: [redated]

 - and -

Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, MA 02110

Attention: Jennifer Pardi

E-mail: [redated]

 - and -

Stifel Nicolaus Canada Inc.

161 Bay Street, Suite 3800

Toronto, ON M5J 2S1

Attention: Dan Barnholden

E-mail: [redated]

- and -

Stifel, Nicolaus & Company, Incorporated

One South Street

15th Floor

Baltimore, Maryland 21202

Attention: Lewis Chia

E-mail: [redated]

- with a copy to (which shall not constitute notice) -

Borden Ladner Gervais LLP
1200 Waterfront Centre, 200 Burrard Street
Vancouver, BC V7X 1T2

Attention : Graeme D. Martindale
Email : [redated]

- and -

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001-8602

Attention : Ryan J. Dzierniejko
Email : [redated]

(ii) or if sent to the Company, at the office of the Company:

Taseko Mines Limited
12th Floor, 1040 West Georgia Street

 Vancouver, BC V6E 4H1

Attention : Bryce Hamming, Chief Financial Officer
Email : [redated]

- with a copy to (which shall not constitute notice) -

McMillan LLP
Royal Centre, 1055 West Georgia Street, Suite 1500

 Vancouver, BC V6E 4N7

Attention : Cory Kent
Email : [redated]

Any such notice shall be effective (i) when sent, if emailed, (ii) upon receipt, if hand delivered, or (iii) five business days after being deposited in the U.S. mail or Canada post, postage prepaid, if sent by mail. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any two Authorized Company Representatives). Any party to this Agreement may change its address for notice by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

(b) The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by an Agent or by any person who controls an Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of the Province of British Columbia, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(b) shall survive any termination of this Agreement, in whole or in part.

(c) No Third Party Beneficiaries. The Company acknowledges and agrees that the Agents are acting solely in the capacity of arm's length contractual counterparties to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as financial advisors or fiduciaries to, or agents of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(d) Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of their controlling persons and shall survive delivery of and payment for the Shares hereunder.

(e) Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm's-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will they assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or their affiliates have advised or are currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(f) Governing Law. THIS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF BRITISH COLUMBIA APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH PROVINCE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement brought by any other party hereto to the jurisdiction of the courts of the Province of British Columbia.

(g) Judgment Currency. The Company agrees to indemnify each Agent, their directors, officers, affiliates and each person, if any, who controls an Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, against any loss incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the "judgment currency") other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(h) Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(i) TMX Group. The Company hereby acknowledges that certain of the Agents, or affiliates thereof, own or control an equity interest in TMX Group Limited ("TMX Group") and may have a nominee director serving on the TMX Group's board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX and the TSX Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(j) Recognition of the U.S. Special Resolution Regimes. (i) In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States and (ii) in the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States. For the purposes of this Section 7(j), a "BHC Act Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). "Covered Entity" means any of the following: (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). "Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. "U.S. Special Resolution Regime" means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

(k) Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and may be delivered by facsimile transmission or by electronic delivery of a portable document format (PDF) file.

(l) Survival of Provisions Upon Invalidity of Any Single Provision. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(m) Waiver of Jury Trial. Each of the Company and each of the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or the transactions contemplated hereby or thereby.

(n) Successors and Assigns. This Agreement will insure to the benefit of and be binding upon the parties hereto, and to the benefit of the employees, officers and directors and controlling persons referred to in Section 5, and in each case their respective successors, and no other person will have any right or obligation hereunder. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties. The term "successors" shall not include any purchaser of the Shares as such from the Agents merely by reason of such purchase.

(o) Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience and reference only and are not to be considered in construing this Agreement.

(p) Entire Agreement. Other than the terms set forth in each Agency Transaction Notice delivered hereunder, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. This Agreement may not be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company. Notwithstanding the foregoing, any party to this Agreement may update its list of representatives on Schedule 1 or their contact information by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

TASEKO MINES LIMITED

By:	/s/ Bryce Hamming
Name: Bryce Hamming Title: Chief Financial Officer

[Signature page to Equity Distribution Agreement]

Confirmed as of the date first above mentioned:

NATIONAL BANK FINANCIAL INC.

By:	/s/ Morten Eisenhardt
Name: Morten Eisenhardt Title: Managing Director

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Étienne Dubuc
Name: Étienne Dubuc Title: Executive Vice-President and Co-Head, Financial Markets

CANACCORD GENUITY CORP.

By:	/s/ David Sadowski
Name: David Sadowski Title: Managing Director, Investment Banking

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi Title: Managing Director, Investment Banking

STIFEL NICOLAUS CANADA INC.

By:	/s/ Dan Barnholden
Name: Dan Barnholden Title: Managing Director, Investment Banking

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Lewis Chia
Name: Lewis Chia Title: Managing Director, Investment Banking

[Signature page to Equity Distribution Agreement]

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES*

Name and Office / Title	E-mail Address	Telephone Numbers
Stuart McDonald, CEO	[redated]	[redated]
Bryce Hamming, CFO	[redated]	[redated]
Brian Bergot, VP, Investor Relations	[redated]	[redated]

* Notices to be provided to at least one of the above Company Representatives.

AUTHORIZED AGENT REPRESENTATIVES

The Authorized Agent Representatives of National Bank Financial Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Gavin Brancato, Managing Director	[redated]	[redated]
Chris Dale, Managing Director	[redated]	[redated]
Andrew Gilbert, Managing Director	[redated]	[redated]
Morten Eisenhardt, Managing Director	[redated]	[redated]
Christopher Buss, Director	[redated]	[redated]
Thomas Zhang, Associate	[redated]	[redated]

The Authorized Agent Representatives of National Bank of Canada Financial Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Gavin Brancato, Managing Director	[redated]	[redated]
Chris Dale, Managing Director	[redated]	[redated]
Andrew Gilbert, Managing Director	[redated]	[redated]
Morten Eisenhardt, Managing Director	[redated]	[redated]
Christopher Buss, Director	[redated]	[redated]
Thomas Zhang, Associate	[redated]	[redated]

The Authorized Agent Representatives of Canaccord Genuity Corp. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
N/A	[redated]	[redated]

The Authorized Agent Representatives of Canaccord Genuity LLC are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
N/A	[redated]	[redated]

The Authorized Agent Representatives of Stifel Nicolaus Canada Inc. are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Dan Barnholden, Managing Director, Investment Banking	[redated]	[redated]

The Authorized Agent Representatives of Stifel, Nicolaus & Company, Incorporated are as follows

Name and Office / Title	E-mail Address	Telephone Numbers
Dan Covatta, Co-Head of US Syndicate, U.S. Syndication	[redated]	[redated]
Mark White, Director, U.S. Syndication	[redated]	[redated]
Suzanne Hill, VP, Equity Capital Markets	[redated]	[redated]

SCHEDULE 2

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Gibraltar Mines Ltd.	British Columbia	100%
Florence Holdings Inc.	Nevada, USA	100%
Florence Copper Holdings Inc.	Nevada, USA	100%
Florence Copper LLC	Nevada, USA	100%
FC-ISR Holdings Inc.	Nevada, USA	100%
Curis Holdings (Canada) Ltd.	British Columbia	100%
Yellowhead Mining Inc.	British Columbia	100%
Taseko Holdings Ltd.	British Columbia	100%
Taseko Holdings II Ltd.	British Columbia	100%
Aley Corporation	Canada	100%

SCHEDULE 3

CREDIT FACILITIES

1. Credit Agreement dated October 4, 2021 between the Company as borrower and certain of its restricted subsidiaries as guarantors, restricted subsidiaries and/or obligors and the lenders from time to time party to the agreement as lenders and National Bank of Canada in its capacity as agent, as amended on February 1, 2023 (the "Credit Agreement"), including any subsequent amendments thereto.

2. 2026 Secured Note Indenture, dated as of February 10, 2021, between the Company and each of the Guarantors Party, and The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee and Collateral Agent, governing US$400 million aggregate principal amount of 7.0 Senior Secured Notes (the "Senior Secured Notes").

SCHEDULE 4

ISSUER FREE WRITING PROSPECTUSES

None.

EXHIBIT A

TASEKO MINES LIMITED
12th Floor, 1040 West Georgia Street

Vancouver, British Columbia V6E 4H1

[_______], 20[__]
[⬤] / [⬤]

[address] / [address]

VIA EMAIL

TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Transaction Notice is to propose certain terms of the Agency Transaction entered into with NBF / NBF U.S. / Canaccord / Canaccord U.S. / Stifel / Stifel U.S. under, and pursuant to, that certain Equity Distribution Agreement among the Company, NBF, NBF U.S., Canaccord, Canaccord U.S., Stifel, and Stifel U.S. dated May 3, 2023 (the "Agreement"). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[ ], 20[ ], [ ], 20[ ] . . . [ ], 20[ ]

Maximum [Number]/[Value] of Shares to be Sold in the Aggregate:	[_______]

Maximum [Number]/[Value] of Shares to be Sold on each Trading Day:	[_______]

Stock exchange:	[_______]

Floor Price:	USD[ . ]

Placement Fee:	3%

[Remainder of Page Intentionally Blank]

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Very truly yours,

TASEKO MINES LIMITED

By:
Name: Title:

Accepted and agreed as of
the date first above written:

[⬤] / [⬤]

By:
Name: Title:

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EXHIBIT B

Form of Opinion of
Canadian Counsel to the Company

1. The Company is a valid and existing company under the BCBCA and is, with respect to the filing of annual reports, in good standing under the BCBCA as of this date.

2. The Company has all necessary corporate power and capacity to own, lease and operate, as the case may be, its properties and assets, and to conduct its business as currently conducted, in each case as described in each of the Prospectuses.

3. The authorized share structure of the Company consists of an unlimited number of Common Shares of which, as of the close of business on [⬤], [⬤] Common Shares were issued and outstanding.

4. The attributes of the Common Shares are consistent in all material respects with the description thereof contained in the Prospectuses.

5. The Company has the corporate power and capacity to execute and deliver the Agreement and to perform its obligations under the Agreement and any agreement governing the sales of the Shares to the Agents, as principal.

6. The Company has taken all necessary corporate action to authorize (i) the execution of the Agreement and the Canadian Prospectus, (ii) the delivery of and performance of its obligations under the Agreement, (iii) the filing of the Canadian Preliminary Base Prospectus, Canadian Base Prospectus and Canadian Prospectus Supplement with the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions and the filing of the Registration Statement and U.S. Prospectus Supplement with the Commission, and (iv) the issuance of the Shares on the terms and subject to the conditions contained in the Agreement.

7. The Canadian Prospectus has been duly executed by and on behalf of the Company, and the Agreement has been authorized, executed and, to the extent delivery is a matter governed by the laws of the Province of British Columbia or the federal laws of Canada applicable therein (the "Applicable Laws"), delivered by the Company, and such agreement is a legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms under the Applicable Laws.

8. The execution and delivery of the Agreement by the Company, the performance by the Company of its obligations thereunder and the issuance and sale of the Shares as contemplated in the Agreement will not (i) result in a breach or constitute a default under, or (ii) create a state of facts which, after notice or lapse of time or both, will result in a breach or constitute a default under: (A) the notice of articles or articles of the Company or any resolution of any of the directors (or committees of directors) or shareholders of the Company; or (B) any applicable corporate or securities laws of the Province of British Columbia or the federal laws of Canada applicable therein, or any applicable stock exchange rules or regulations.

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9. When the Shares are issued and paid for in full in accordance with the terms of the Agreement, the Shares will be validly issued as fully paid and non-assessable Common Shares.

10. Subject to the qualifications, limitations, restrictions and assumptions set out therein, the statements in the Canadian Prospectus Supplement under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment", insofar as such statements constitute statements of law, constitute accurate general summaries of the principal Canadian federal income tax considerations under the Tax Act described therein generally applicable to holders described therein.

11. The Company is a "reporting issuer" in each of the Canadian Qualifying Jurisdictions as defined under Canadian Securities Laws and, as of the date hereof, is not noted on the Reporting Issuers Lists to be in default.

12. All necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions have been obtained by the Company to qualify the distribution of the Shares in each of the Canadian Qualifying Jurisdictions through persons who are duly registered in the category of investment dealer under the Canadian Securities Laws and who have complied with the relevant provisions of such Canadian Securities Laws and the terms of such registrations.

13. No consent, approval or authorization or order, of or registration, qualification, recording or filing with any Governmental Authority is required for the issuance, sale and delivery of the Shares, except such as have been made or obtained, other than the final approval of the TSX with respect to the listing and posting for trading of the Shares.

14. The listing on the TSX of the Shares, when issued and paid for in full in accordance with the terms of the Agreement, has been conditionally approved by the TSX, subject to the Company fulfilling all of the requirements of the TSX, as set forth in the TSX Approval.

15. Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia, has been duly appointed as the transfer agent and registrar for the Common Shares.

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EXHIBIT C

Form of Opinion of
U.S. Counsel to the Company

1. The statements in the U.S. Prospectus under the heading "Certain Income Tax Considerations," to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

2. The Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act, except for the financial statements and other financial data included or incorporated by reference in or omitted from either of them, as to which we express no opinion.  The Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the Commission under the Securities Act.  We have assumed for purposes of this paragraph, (i) the compliance of the Canadian Prospectus and the documents incorporated by reference therein with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission, must be made publicly available in connection with the offering of the Shares.  We understand that such matters are covered in the opinion of McMillan LLP furnished to you today.

3. The issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Equity Distribution Agreement and the performance by the Company of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York ("Applicable Law"), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Equity Distribution Agreement.  For purposes of this letter, the term "Applicable Law" does not include federal securities laws (except for purposes of the opinion expressed in paragraph 3 above) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Equity Distribution Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Equity Distribution Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.  We express no opinion where the violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

4. No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Equity Distribution Agreement and the performance by the Company of its obligations thereunder.  For purposes of this letter, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

5. The Company is not and, after giving effect to the offering and sale of the Shares, will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

Form of Negative Assurance Letter of
U.S. Counsel to the Company

Such counsel will state in a separate letter substantially the following:

In the course of acting as special United States counsel to the Company in connection with the offering of the Shares, we have participated in conferences and telephone conversations with your representatives, including your Canadian and United States counsel, Canadian counsel to the Company, officers and other representatives of the Company, the independent registered public accountants for the Company and the "qualified persons" referenced in the Registration Statement and the U.S. Prospectus, during which conferences and conversations the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed.  Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the time the Equity Distribution Agreement was executed, the Registration Statement (except for the financial statements and other financial, accounting or statistical data and except for the reserve and resource estimates and other information regarding mineral properties derived from reports of "qualified persons" included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the date hereof, the U.S. Prospectus (except for the financial statements and other financial, accounting or statistical data and except for the reserve and resource estimates and other information regarding mineral properties derived from reports of "qualified persons" included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.